U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

[X] Form 10-K   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR
For Period Ended:   May 31, 1997

[ ]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:
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      Read Attached  Instruction  Sheet Before  Preparing Form.  Please Print or
      Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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      Full Name of Registrant:  OAK TREE MEDICAL SYSTEMS, INC.

      Former Name if Applicable:  ____________________________________

      163-03 Horace Harding Blvd.
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      Address of Principal Executive Office (Street and Number)

      Flushing, New York  11365
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      City, State and Zip Code

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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III -  Narrative
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State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N- SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

      The Form 10-KSB could not be filed within the prescribed time because of additional time required by Registrant's management to provide certain information to be included in such Form 10-KSB.

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Part IV - Other Information
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      (1) Name and telephone number of person to contact in regard to this notification:

      Henry Dubbin                            305         868-3388
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      (Name)                              (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X] Yes               [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [X] Yes               [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         OAK TREE MEDICAL SYSTEMS, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 28, 1997              By: /s/ Henry Dubbin
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                                           Henry Dubbin, President

                   Explanation Corresponding to Part IV(3)
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As a result of Registrant's cessation of business activities in Jacksonville, Florida, Registrant incurred significant expenses, which contributed to the three and nine month net losses reported in Registrant's Form 10-QSB for the quarter ended February 28, 1997. It is anticipated that those expenses, as well as certain fourth quarter expenses which are believed to be non-recurring, will be significant factors in Registrant's results of operations for the year ended May 31, 1997.